Monthly Report - November, 2018

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        3,133,263      (7,418,307)
Change in unrealized gain (loss) on open            (688,191)        7,961,282
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            9,227
      obligations
   Change in unrealized gain (loss) from U.S.          36,412          148,691
      Treasury obligations
Interest Income 			              296,858        2,739,514
Foreign exchange gain (loss) on margin deposits        39,908        (267,147)
				                 ------------    -------------
Total: Income 				            2,818,250        3,173,260

Expenses:
   Brokerage commissions 		              706,878        8,610,814
   Management fee 			               49,123          511,750
   20.0% New Trading Profit Share 	                2,103            6,829
   Custody fees 		       	                    0           26,580
   Administrative expense 	       	               90,121        1,024,985
					         ------------    -------------
Total: Expenses 		                      848,225       10,180,958
Net Income(Loss)			   $        1,970,025      (7,007,698)
for November, 2018

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (140,230.701    $     3,745,793    170,579,304    174,325,097
units) at October 31, 2018
Addition of 		 	              0        254,490        254,490
159.901 units on November 1, 2018
Redemption of 		 	              0    (3,170,450)    (3,170,450)
(2,494.082) units on  November 30, 2018*
Net Income (Loss)               $        57,521      1,912,504      1,970,025
for November, 2018
         			   -------------   -------------   -----------


Net Asset Value at November 30, 2018
(137,942.041 units inclusive
of 45.521 additional units) 	      3,803,314    169,575,848    173,379,162
				  =============  ============= ==============


		GLOBAL MACRO TRUST November 2018 UPDATE
                      Year to Date     Net Asset
Series	  November ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    1.01% 	   (4.09)%  $  1,168.50	  114,441.797 $   133,724,697
Series 3    1.39% 	     0.00%  $  1,627.24	   19,300.591 $    31,406,674
Series 4    1.54% 	     1.62%  $  2,028.22	    3,614.659 $     7,331,333
Series 5    1.10% 	     4.44%  $  1,566.61	      584.994 $       916,458

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




						December 17, 2018
Dear Investor:

After a month of heightened price volatility, market participants struggled to price in myriad uncertainties about global monetary policies, trade tensions, oil market supply and demand, growth, geopolitical confrontations and U.S. election results. Gains from trading energy and interest rate futures outdistanced losses from trading equity futures and currency forwards, while trading of non-energy commodities was nearly flat.

Crude oil and crude product prices plunged further during the month as evidenced by the collapse of Brent crude from $76 per barrel on October 30 to $59 per barrel on November 30. Energy prices had risen sharply during much of 2018 as the OPEC/non-OPEC production restraint agreement reduced excess inventories and as fear that the re-imposition of sanctions on Iran this month would tighten supplies even further. However, with Saudi Arabia, Russia and the U.S. all raising production in recent months to contain the price rises--each above 11mb/d and near record levels; with evidence that global growth and hence energy demand was slowing; and with the U.S. unexpectedly providing generous 180 day waivers to the Iran sanctions for several countries, energy prices crashed. Consequently, short positions in Brent crude, WTI crude and RBOB gasoline were profitable. A long natural gas position was also profitable as seasonal demand pushed these prices higher. Long positions in heating oil and London gas oil were unprofitable and were reversed to short positions during the month.

Slowing growth in Europe and, indeed, globally, tortuous Brexit negotiations and the EU-Italy budget confrontation spurred a rally in government fixed income markets. Indications late in the month that the Fed might raise rates at a less aggressive pace in 2019 also underpinned demand for developed country government paper. Long positions in German, French, Italian, British, Japanese and Canadian note and bond futures were profitable. Long positions in U.S. long bond futures were profitable too. On the other hand, short positions in U.S. 2-, 5-, and 10-year note futures and in short- term Eurodollar futures produced small losses and were reduced or closed.

The U.S. dollar, which has strengthened in a halting manner from mid-April through October, was range-bound during November and the Fund's overall position remained broadly long the dollar. However, there were a number of idiosyncratic currency movements that produced losses for the sector. The New Zealand and Aussie dollars, which had been shorted significantly as trade tensions between the U.S. and China escalated, rebounded on short covering prior to the G-20 conference in hopes that the Trump-Xi talks will lead to reduced tensions going forward. Somewhat better than expected economic data from both countries, and less dovish local central bank statements recently supported the short covering. As a result, long dollar positions against both currencies were unprofitable. A long dollar/short pound sterling trade was unprofitable in the wake of the ebb and flow of Brexit news. Long dollar trades versus the Swiss, Swedish, Polish, Indian and Singaporean currencies and trading the euro against several currencies were also unprofitable. On the other hand, long dollar positions against the Canadian dollar and Norwegian krone provided partially offsetting profits as plunging oil prices dimmed those countries' outlooks. A long Turkish lira/short dollar trade again benefitted from the high interest rates in Turkey.

Worries about tighter monetary conditions globally, slowing global growth, U.S.-China trade tensions, Brexit, the EU-Italy conflict and erratic oil prices rattled equity markets. As the so-called "National Team" of state institutions and "encouraged" private sector market participants sought to arrest the persistent fall in Chinese equities, short positions in Chinese, Hong Kong and Korean equity futures were unprofitable. Tech wobbles among other things resulted in losses from trading U.S. equities, while trade and energy price uncertainties led to losses trading Canadian stock futures. Trading of Japanese, U.K. and Australian equity futures also produced losses. A short vix trade was also unprofitable, as was a short emerging market index trade.

IMPORTANT NOTICE

At the end of this year, Millburn Ridgefield Corporation will relocate its headquarters from Greenwich Connecticut to New York City. We will temporarily be located a 1270 Avenue of the Americas, 11th Floor, New York, NY 10020 in advance of moving to our new offices at 55 West 46th Street, 31st Floor, New York, NY 10036 in mid-February 2019. Our phone numbers and e-mail addresses will remain the same.

Also beginning January 1, 2019, Millburn Ridgefield Corporation will assume the administrative and other responsibilities of its affilliate, The Millburn Corporation, and all of its employees will be transferred to Millburn Ridgefield Corporation. This consolidation is expected to be seamless and will not result in any increased costs to investors.

The reason for this move and restructuring is to simplify the firm's management company organization and align the location of the firm's headquarters with the core parts of the firm's operations as we plan for the future.

If you have any questions regarding the move or consolidation, please contact us at info@millburncorp.com.



            		  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman